NEVADA HEALTH SCAN, INC.
                             1033 B Avenue, No. 101
                           Coronado, California 92118


March 8, 2013

Duc Dang
Attorney Advisor
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: Nevada Health Scan, Inc.
         Form 10
         Filed November 30, 2012
         File No. 000-54231

Dear Mr. Dang:

In response to your letter dated February 28, 2013, we reply below using your comment numbers.

1. We feel the term "best efforts," as used here, has caused unnecessary confusion, and we discuss the use of the term below as well as the change we made to our registration statement.

First, the phrase "best efforts" can be used in either a legal context or an informal context. In a legal context it is used in drafting contracts, agreements which confer rights and impose obligations upon the parties. There is such a document in a Chapter 11 bankruptcy, but it is the Plan Of Reorganization, not the Disclosure Statement. A Plan Of Reorganization, when confirmed by the Court, is a third party beneficiary contract in that it is an offer made by the debtor, accepted by the Judge, benefitting the creditors, with rights and obligations enforceable by the Court. In the bankruptcy of AP Corporate Services, Inc., our former parent, neither "best efforts" nor any similar phrase appeared in the Plan Of Reorganization. Thus we believe that no "best efforts" obligation exists in this case.

Second, even when a "best efforts" obligation does exist, its meaning is unclear. Some courts have held that the term requires a level of diligence, while others hold that the appropriate standard is one of good faith. See Triple-A Baseball Club Assocs. v. Northeastern Baseball, Inc., 832 F.2d 214 at 225 (1st Cir. 1987), 832 F.2d at 225, "We have been unable to find any case in which a court found...that a party acted in good faith but did not use its best efforts." And Illinois courts have held that a promise to use best efforts is too vague to be binding at all if the parties fail to indicate what performance the phrase requires. See, e.g., Kraftco Corp. v. Kolbus, 274 N.E.2d 153, 156 (Ill. App. Ct. 1971), "The mere allegation of best efforts is too indefinite and uncertain to be an enforceable standard." In the case of Nevada Health Scan, Inc., Mr. Konstantine acted in good faith in concluding that he was unable to devote the time needed to the Company, and he acted with good faith and diligence when, instead of abandoning the Company, he began the registration process anew when he was able to devote the time required.

Third, when the phrase is used outside the contract context, it means simply that the speaker does what is reasonable. Consider: `Despite my best efforts I was not able to purchase Superbowl tickets.' We would not interpret this to mean that the speaker tried to mortgage his home or took other extraordinary measures. It means simply that the speaker did what made sense. In withdrawing the prior registration and in beginning this one the Company's directors have done what they believe is reasonable and makes sense.

Finally, while we believe for the reasons stated above that no liability based on `best efforts' can be found, the registration statement has been amended on page 2 to state that if any court of competent jurisdiction should find the Company liable for failure to exercise best efforts to have the shares publicly traded, our president, Dean Konstantine, will personally indemnify the Company.

2. We have been unable to verify if the trends disclosed in the Deloitte report are consistent with actual trends from 2008 to 2013. We have noted this on page
2. We have also revised our disclosure on page 3 to discuss the Affordable Care Act and its potential impact on our proposed operations.

3. On page 1 we state that there are no regulations impacting our intended services.

4. The clarification regarding our investigation into the backgrounds of the medical providers who will advertise on our website appears on page 3.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters                      /s/ Dean Konstantine
-----------------------------------        -------------------------------------
Daniel C. Masters, Esq.                    Dean Konstantine
Counsel to Nevada Health Scan, Inc.        President of Nevada Health Scan, Inc.

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